UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: August 7, 2025

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release

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